

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 13, 2024

Sandeep S. Aujla
Executive Vice President and Chief Financial Officer
Intuit Inc.
2700 Coast Avenue
Mountain View, CA 94043

> **Re: Intuit Inc.**
> **Form 10-K for the fiscal year ended July 31, 2023**
> **File No. 000-21180**

Dear Sandeep S. Aujla:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Kerry McLean